Exhibit 99.1

TITAN TRADING ANALYTICS INC.
2nd Floor East, 9735 42nd Avenue, Edmonton, Alberta, T6E 5P8
Telephone: (780) 438-1239 Fax: (780) 438-1249

FOR IMMEDIATE RELEASE	TSX Venture Trading Symbol: TTA
NASD OTCBB Trading Symbol: TITAF

TITAN TRADING ANALYTICS INC.
ANNOUNCES STOCK OPTION GRANTS

EDMONTON, ALBERTA -- (January 28, 2008) - Titan Trading Analytics Inc. (TSX VENTURE: TTA) (OTCBB:  TITAF) (the “Company”)  announces today that, subject to regulatory approval, the Company intends to grant 1,600,000 stock options, in the aggregate, to directors, officers, employees and consultants of the Company.  The options will have an exercise price of $0.37, with vesting over an eighteen-month period and a five year term to expiry.

FOR FURTHER INFORMATION PLEASE CONTACT:

Titan Trading Analytics Inc.
Mr. Ken W. Powell
(780) 438-1239

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.